Exhibit 99.1

BEST Inc. Announces Shareholders’ Approval of Merger Agreement

HANGZHOU, China, February 18, 2025 -- BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China and Southeast Asia, today announced that at an extraordinary general meeting of shareholders (the “EGM”) held on February 18, 2025 (Beijing Time), the Company’s shareholders voted in favor of, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”), dated as of June 19, 2024, among the Company, BEST Global Partners, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”) and Phoenix Global Partners, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) and the consummation of the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger.

Over 62% of the Company’s total outstanding class A, class B and class C ordinary shares, including class A ordinary shares represented by the Company’s American depositary shares (each representing twenty (20) class A ordinary shares of the Company) (the “ADSs”), voted in person or by proxy as a single class at the EGM. Each shareholder has one vote for each class A ordinary share, 15 votes for each class B ordinary share or 30 votes for each class C ordinary share. These shares represented approximately 95% of the total outstanding votes represented by the Company’s total ordinary shares outstanding on the record date of January 16, 2025. The Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger, were approved by over 99% of the total votes cast at the EGM and therefore duly authorized and approved by way of special resolutions as required by, and in compliance with, the Companies Act of the Cayman Islands.

The completion of the Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. The Company will work with the other parties towards satisfying all other conditions precedent to the Merger set forth in the Merger Agreement and completing the Merger in due course. If and when completed, the Merger would result in the Company becoming a private company and its ADSs would no longer be listed or traded on any securities exchange or quotation system, including the New York Stock Exchange, and the Company’s ADS program would be terminated.

About BEST

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China and Southeast Asia. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-add services, including freight delivery, supply chain management and global logistics services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward looking statements involve factors, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Such factors, risks and uncertainties include the possibility that the Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, if the expected financing for the Merger is not available for any reason, or if one or more of the various closing conditions to the Merger are not satisfied or waived, and other risks and uncertainties discussed in documents filed with the SEC by the Company as well as the Schedule 13E-3 and the proxy statement filed by the Company. Further information regarding these and other factors, risks and uncertainties is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of the press release, and BEST undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

BEST Inc.

Investor relations team

ir@best-inc.com